UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

Commission File Number:  000-49650

TORM A/S

(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 99.1 is a copy of Announcement No. 13 - 2013 issued by TORM A/S (the “Company”), to The Copenhagen Stock Exchange on July 19, 2013, announcing that the Company has delisted from the NASDAQ Capital Market in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM A/S (registrant)
Dated: July 19, 2013	By:	/s/ Jacob Meldgaard Name: Jacob Meldgaard Title: Chief Executive Officer

Exhibit 99.1

TORM A/S delists from the NASDAQ Capital Markets, US

With reference to company announcement no. 11 dated June 19, 2013, TORM A/S (NASDAQ: TRMD) (the “Company”), effective as of the close of trading today (i) terminates the Deposit Agreement between the Company and Deutsche Bank Trust Company Americas (the “Depositary”) dated as of May 8, 2013, as amended (the “Deposit Agreement”), and its American Depository Receipt (“ADR”) Program, and (ii) delists its American Depositary Shares (“ADSs”), evidenced by ADRs, from trading on the NASDAQ Capital Market in the United States. This was authorized by the Company’s shareholders at the Company’s Annual General Meeting, which was held on April 11, 2013.

Pursuant to the terms and conditions of the Deposit Agreement, on June 19, 2013 the Company mailed the 30-day notice of termination of the Deposit Agreement to the registered holders of the Company’s ADRs. In addition, the Company filed a Form 25 with the U.S. Securities and Exchange Commission on July 10, 2013 in connection with delisting from the NASDAQ Capital Market in the United States.

The Board of Directors has determined that terminating the Deposit Agreement and the Company’s ADR program, delisting the Company’s securities from the NASDAQ Capital Market in the United States and deregistering the Company’s securities under the Securities Exchange Act of 1933, as amended, is in the interest of the Company due to the limited size of the ADR program, the costs involved with a listing on NASDAQ Capital Market in the United States and the reporting and filing obligations under the U.S. Securities Exchange Act.

At any time prior to October 17, 2013 (that is, up to 90 days following the termination of the Deposit Agreement), ADR holders may surrender their ADRs to the Depositary in exchange for the underlying common shares of the Company, which trade on the NASDAQ OMX Copenhagen under the symbol “TORM”. Holders that do not surrender their ADRs prior to October 17, 2013 may receive a cash amount. As soon as possible after that date, the Depositary will sell the ordinary shares underlying any ADRs that have not yet been surrendered. The Depositary shall thereafter hold un-invested the net proceeds of any such sale in the stock market, for the pro-rata benefit of the holders of any such outstanding ADRs.

Summary of important dates (all dates are subject to changes)

July 19, 2013	Deposit Agreement terminates
July 19, 2013	Trading of ADSs on NASDAQ Capital Market in the United States ceases
October 17, 2013
At any time prior to October 17, 2013, holders may surrender their ADRs to the Depositary in exchange for the underlying common shares of the Company, which trade on the NASDAQ OMX Copenhagen under the symbol “TORM”

Copies of the Notice of Termination, the Depositary Agreement and other information relating to the termination of the Company’s ADR program and delisting from the NASDAQ Capital Market may be found on the Company’s website at www.torm.com/investor-relations/ADR.

Contact TORM A/S Jacob Meldgaard, CEO, tel.: +45 3917 9200 Roland M. Andersen, CFO, tel.: +45 3917 9200 C. Søgaard-Christensen, IR, tel.: +45 3076 1288	Tuborg Havnevej 18 DK-2900 Hellerup, Denmark Tel.: +45 3917 9200 / Fax: +45 3917 9393 www.torm.com

Announcement no. 13 / 19 July 2013	TORM A/S delists from the NASDAQ Capital Markets, US	Page 1 of 2

About TORM

TORM is one of the world’s leading carriers of refined oil products as well as a significant player in the dry bulk market. The Company operates a fleet of approximately 120 modern vessels in cooperation with other respected shipping companies sharing TORM’s commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM’s shares are listed on NASDAQ OMX Copenhagen (ticker: TORM) and on NASDAQ in New York (ticker: TRMD). For further information, please visit www.torm.com.

Safe Harbor – Forward Looking Statements

Matters discussed in this company announcement may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

Forward-looking statements in this company announcement reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward- looking statements include the conclusion of definitive waiver documents with our lenders, the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for “tonne miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by the Company with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F and its reports on Form 6-K.

Forward-looking statements are based on management’s current expectations, and the Company is under no obligation to update or change the listed expectations unless required by law.

Announcement no. 13 / 19 July 2013	TORM A/S delists from the NASDAQ Capital Markets, US	Page 2 of 2